Exhibit 99.2

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

GDS Holdings Limited** (the “Company”) is controlled through weighted voting rights. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting right, or WVR, structure. Particularly, the WVR beneficiary, whose interests may not necessarily be aligned with those of our shareholders as a whole, will be in a position to exert significant influence over the outcome of shareholders’ resolutions, irrespective of how other shareholders vote. Our American depositary shares, each representing eight of our Class A ordinary shares, are listed on the Nasdaq Global Market in the United States under the symbol GDS.

GDS Holdings Limited

萬國數據控股有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability under the name GDS Holdings Limited and carrying on business in Hong Kong as GDS WanGuo Holdings Limited)

(Stock Code: 9698)

DATE OF BOARD MEETING

Our board of directors will hold a board meeting on August 12, 2026 (Hong Kong time) for the purpose of, among others, approving our unaudited financial results for the second quarter ended June 30, 2026 (“Results”). We will announce our Results after the trading hours of the Hong Kong market on August 13, 2026 (Hong Kong time) and before the opening of the U.S. market on August 13, 2026 (U.S. Eastern Time), on the website of the Hong Kong Stock Exchange at www.hkexnews.hk.

The earnings teleconference call will take place at 8:00 PM on August 13, 2026 (Hong Kong time). Our management will be on the call to discuss the Results. Interested parties may complete online registration using the link provided below at least 15 minutes before the initiation of the call. Upon registration, participants will receive the conference call access information, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Participant Online Registration:

https://register-conf.media-server.com/register/BIa59ef86a877c4e48a19406f31a538f85

A live and archived webcast of the conference call will also be available on our investor relations website at https://investors.gds-services.com.

By order of the Board GDS Holdings Limited ** Mr. William Wei Huang Chairman and Chief Executive Officer

Hong Kong, July 30, 2026

As at the date of this announcement, the board of directors of the Company comprises Mr. William Wei Huang as the chairman, Mr. Sio Tat Hiang as the vice-chairman, Mr. Bruno Lopez, Mr. Gary J. Wojtaszek and Mr. Liu Chee Ming as directors, and Ms. Hua Chen, Mr. David Zhang, Ms. Bin Yu, Mr. Zulkifli Baharudin, Mr. Chang Sun and Ms. Judy Qing Ye as independent directors.

*	For identification purposes only

**	Incorporated in the Cayman Islands with limited liability under the name GDS Holdings Limited and carrying on business in Hong Kong as GDS WanGuo Holdings Limited

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